Carl Grant

Sun Kissed Industries, Inc

August 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Sun Kissed Industries, Inc. f/k/a DNA Dynamics, Inc.
Amendment No. 3 to
Form 1-A
Filed July 23, 2019
File No. 024-10991

Ladies and Gentlemen:

On behalf of our Company, Sun Kissed Industries, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 4 to the Offering Statement on Form 1-A (“Amendment No. 4”) relating to the issuance by the Company of up to 600,000,000 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated August 1, 2019 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on July 23, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amended Form 1-A filed July 23, 2019

General

1.	We note your response to our prior comment one. Please revise the disclosure in the offering circular so that it is consistent with the subscription agreement. We note that that the forum selection provision in your subscription agreement does not name Nevada state courts as the forum for any claims, however your risk factor disclosure refers to limiting the ability of investors to litigate anywhere other than "the state and Federal courts in Nevada" and says that they "will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of Nevada." The risk factor also discusses "the exclusive jurisdiction of the state and Federal courts in Nevada.".

Carl Grant

Sun Kissed Industries, Inc

We have amended the subscription to add that “the state courts of Nevada shall be the exclusive forum for the resolution of any complaint not asserting a cause of action arising under the Securities Act of 1933.” It is possible that an investor could bring a claim on the contract, outside of any claim under the Securities Act. In such case Nevada state law would govern, and the forum would be the state courts of Nevada. Regarding the statement “. . . or under more favorable law than the local law of the state of Nevada” refers to specifically to those instances where an action would be brought for a cause of action that is not arising from claims pursuant to the Securities Act. We further clarify here, as it states in the risk factor, that the force of the risk factor itself hinges upon the uncertainty of the enforceability of the clause. The risk of uncertainty is paramount to the choice of law and forum.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Carl Grant
Carl Grant, CEO
DNA Dynamics, Inc.

cc: William R. Eilers, Esq.

Carl Grant

Sun Kissed Industries, Inc

to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance Office of Transportation and Leisure

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